August 16, 2024

Ng Wing Fai
Chief Executive Officer
AGBA Group Holding Limited
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR

       Re: AGBA Group Holding Limited
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 1, 2024
           File No. 001-38909
Dear Ng Wing Fai:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A
General

1. We note your response to prior comment 1. Please supplement your Section 4(a)(2)
       analysis to provide the number and nature of Triller shareholders and further explain their sophisticated and accredited status. In this regard, we note the May 21, 2024 statement by
       AGBA that the AGBA/Triller merger was approved on April 16, 2024 "by written consent
       of stockholders holding over 63% of Triller   s voting common stock." We
also note Triller
       appears to have multiple classes of common stock in addition to preferred stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please
 August 16, 2024
Page 2

contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Ted Paraskevas